Term sheet
To prospectus dated November 7, 2014,
prospectus supplement dated November 7, 2014,
product supplement no. 4a-I dated November 7, 2014 and

underlying supplement no. 1a-I dated November 7, 2014

Term Sheet to Product Supplement No. 4a-I Registration Statement No. 333-199966 Dated November 10, 2015; Rule 433

Structured Investments	$ Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P Homebuilders ETF due November 30, 2016

General

•	The notes are designed for investors who seek unleveraged exposure to any appreciation of the SPDR® S&P Homebuilders ETF, subject to the Contingent Minimum Return and up to the Maximum Return of 11.50%, at maturity.

•	If the Final Share Price is greater than or equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 4% and (b) the Fund Return, subject to the Maximum Return, at maturity.

•	Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 15%, be willing to lose some or all of their principal amount at maturity.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Fund:	The SPDR® S&P Homebuilders ETF (Bloomberg ticker: XHB)
Payment at Maturity:	If the Final Share Price is greater than or equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, subject to the Contingent Minimum Return and the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × the greater of (i) the Contingent Minimum Return and (ii) the Fund Return), subject to the Maximum Return
For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” in this term sheet.
If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 15%, you will lose more than 15% of your principal amount at maturity and may lose all of your principal amount at maturity.
Contingent Minimum Return	4%
Contingent Buffer Amount	15%
Maximum Return:	11.50%. For example, if the Fund Return is equal to or greater than 11.50%, you will receive the Maximum Return of 11.50%, which entitles you to a maximum payment at maturity of $1,115 per $1,000 principal amount note that you hold.
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date
Final Share Price:	The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date.
 The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund.
See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement no. 4a-I for further information about these adjustments.
Pricing Date	On or about November 13, 2015
Original Issue Date (Settlement Date):	On or about November 18, 2015
Ending Averaging Dates*:	November 18, 2016, November 21, 2016, November 22, 2016, November 23, 2016 and November 25, 2016
Maturity Date*:	November 30, 2016
CUSIP:	48128GCW8
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement no. 1a-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.

(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately 968.70 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $950.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

November 10, 2015

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I, underlying supplement no. 1a-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes, of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I and “Risk Factors” in the accompanying underlying supplement no. 1a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

•	Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf

•	Prospectus supplement and prospectus, each dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $35 and reflects the Maximum Return of 11.50%, the Contingent Minimum Return of 4% and the Contingent Buffer Amount of 15%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return
$63.0000	80.00%	11.50%
$57.7500	65.00%	11.50%
$52.5000	50.00%	11.50%
$49.0000	40.00%	11.50%
$45.5000	30.00%	11.50%
$42.0000	20.00%	11.50%
$40.2500	15.00%	11.50%
$39.0250	11.50%	11.50%
$38.5000	10.00%	10.00%
$36.7500	5.00%	5.00%
$36.4000	4.00%	4.00%
$35.8750	2.50%	4.00%
$35.0000	0.00%	4.00%
$34.1250	-2.50%	4.00%
$33.2500	-5.00%	4.00%
$31.5000	-10.00%	4.00%
$29.7500	-15.00%	4.00%
$29.7465	-15.01%	-15.01%
$28.0000	-20.00%	-20.00%
$24.5000	-30.00%	-30.00%
$21.0000	-40.00%	-40.00%
$17.5000	-50.00%	-50.00%
$14.0000	-60.00%	-60.00%
$10.5000	-70.00%	-70.00%
$7.0000	-80.00%	-80.00%
$3.5000	-90.00%	-90.00%
$0.0000	-100.00%	-100.00%

JPMorgan Structured Investments —	TS-2
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of one share of the Fund increases from the Initial Share Price of $35 to a Final Share Price of $35.875.

Because the Final Share Price of $35.875 is greater than the Initial Share Price of $35 and the Fund Return of 2.50% is less than the Contingent Minimum Return of 4%, the investor receives a payment at maturity of $1,040 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 4%) = $1,040

Example 2: The price of one share of the Fund increases from the Initial Share Price of $35 to a Final Share Price of $36.75.

Because the Final Share Price of $36.75 is greater than the Initial Share Price of $35 and the Fund Return is 5%, which is greater than the Contingent Minimum Return of 4% but is less than the Maximum Return of 11.50%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 3: The price of one share of the Fund increases from the Initial Share Price of $35 to a Final Share Price of $45.50.

Because the Final Share Price of $45.50 is greater than the Initial Share Price of $35 and the Fund Return of 30% exceeds the Maximum Return of 11.50%, the investor receives a payment at maturity of $1,115 per $1,000 principal amount note, the maximum payment at maturity.

Example 4: The price of one share of the Fund decreases from the Initial Share Price of $35 to a Final Share Price of $29.75.

Although the Fund Return is negative, because the Final Share Price of $29.75 is less than the Initial Share Price of $35 by up to the Contingent Buffer Amount of 15% and the Fund Return of -15% is less than the Contingent Minimum Return of 4%, the investor receives a payment at maturity of $1,040 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 4%) = $1,040

Example 5: The price of one share of the Fund decreases from the Initial Share Price of $35 to a Final Share Price of $17.50.

Because the Final Share Price of $17.50 is less than the Initial Share Price of $35 by more than the Contingent Buffer Amount of 15% and the Fund Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-3
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

Selected Purchase Considerations

•	CAPPED, UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn a capped, unleveraged return equal to any positive Fund Return, subject to the Contingent Minimum Return and the Maximum Return. If the Final Share Price is greater than or equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount, in addition to the principal amount, you will receive at maturity the Contingent Minimum Return of 4% for a minimum payment at maturity of $1,040 for every $1,000 principal amount note, up to the Maximum Return of 11.50%, for a maximum payment at maturity of $1,115 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•	LIMITED PROTECTION AGAINST LOSS — We will pay you at least your principal back at maturity if the Final Share Price is greater than or equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount of 15%. If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 15% of your principal amount at maturity and may lose all of your principal amount at maturity.

•	RETURN LINKED TO THE SPDR® S&P HOMEBUILDERS ETF — The SPDR® S&P Homebuilders ETF is an exchange-traded fund of the SPDR® Series Trust, a registered investment company, which seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of an index derived from the homebuilding segment of a U.S. total market composite index, which we refer to as the Underlying Index with respect to the Fund. The Underlying Index for the Fund is currently the S&P® Homebuilders Select Industry™ Index. The Underlying Index is an equal-weighted index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information about the Fund, see “Fund Descriptions — SPDR® S&P Homebuilders ETF” in the accompanying underlying supplement no. 1a-I.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4a-I. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest paid with respect to the notes, if they are recharacterized as debt instruments. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Non-U.S. holders should also note that, notwithstanding anything to the contrary in the accompanying product supplement no. 4a-I, recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

JPMorgan Structured Investments —	TS-4
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I and the “Risk Factors” section of the accompanying underlying supplement no. 1a-I.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 15%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 15% of your principal amount at maturity and may lose all of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 11.50%, regardless of the appreciation in the Fund, which may be significant.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.

•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Fund.

•	YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 4% MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 15%, you will not be entitled to receive the Contingent Minimum Return of 4% on the notes. Under these circumstances, you will lose more than 15% of your principal amount and may lose all of your principal amount at maturity.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our

JPMorgan Structured Investments —	TS-5
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Fund, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the actual and expected volatility of the Fund;

•	the time to maturity of the notes;

•	developments in the homebuilding industry;

•	the dividend rates on the Fund and the equity securities held by the Fund;

•	interest and yield rates in the market generally;

•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or included in the Underlying Index would have.

•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a

JPMorgan Structured Investments —	TS-6
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH THE HOMEBUILDING INDUSTRY — An investment in the notes is subject to risks associated with investing in stocks in the homebuilding industry. The Fund, because it is concentrated in the homebuilding industry, may be adversely affected by the performance of the homebuilding industry versus a fund that was more diversified. Companies in the homebuilding industry can be significantly affected by the national, regional and local real estate markets. The homebuilding industry is also sensitive to interest rate fluctuations, which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. The homebuilding industry can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales. The competitive pressures and the cyclical nature of the homebuilding industry may have a significant effect on the performance of homebuilding stocks held by the Fund.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.

JPMorgan Structured Investments —	TS-7
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 8, 2010 through November 6, 2015. The closing price of one share of the Fund on November 9, 2015 was $35.37.

We obtained the closing prices of one share of the Fund above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits. The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or any Ending Averaging Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero

JPMorgan Structured Investments —	TS-8
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF

over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the SPDR® S&P Homebuilders ETF” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	TS-9
Capped Contingent Buffered Equity Notes Linked to the SPDR® S&P® Homebuilders ETF